Exhibit 99.1

ESSA PHARMA ANNOUNCES CLOSING OF US$15 MILLION PRIVATE Placement

Vancouver, Canada, and Houston, Texas, January 14, 2016 - ESSA Pharma Inc. (“ESSA” or the “Company”) (TSX: EPI, NASDAQ: EPIX) is pleased to announce that it has completed its previously announced private placement (the “Private Placement”) of 4,545,452 units of the Company at US$3.30 per unit for aggregate gross proceeds of approximately US$15 million. Each unit consists of one common share of the Company (“Common Share”), one seven-year cash and cashless exercise warrant and one-half of one two-year cash exercise warrant (the “Warrants”). Further information regarding the terms of the Private Placement and the units issued thereunder can be found in the Company’s press release dated January 6, 2016.

The financing was led by Clarus Lifesciences, a new investor in the Company, with participation from Deerfield Management Company and other existing shareholders. The Company intends to use the net proceeds from the Private Placement for general corporate purposes, including funding research and development, preclinical and clinical expenses, and corporate costs. David Parkinson, MD, ESSA’s President and CEO commented, “We at ESSA appreciate the confidence placed in the company by the investors in this latest round of financing. ESSA now has the resources to fully explore the activity of the novel agent EPI-506 in patients with advanced prostate cancer.”

Effective on the closing of the Private Placement, Scott Requadt, Managing Director of Clarus Ventures, LLC, was appointed to the board of directors of the Company. Mr. Requadt further commented, “Clarus, Deerfield and the investment syndicate are very excited about the potential therapeutic benefit of ESSA’s novel class of anti-cancer agents.” Pursuant to the terms of the subscription agreement between the Company and Clarus Lifesciences III, L.P. (“Clarus”), Clarus is entitled to nominate two directors to the board of directors of the Company, one of which must be an independent director and pre-approved by the Company. The nomination rights will continue for so long as Clarus holds greater than or equal to 1,060,606 Common Shares, subject to adjustment in certain circumstances.

On closing, Richard Glickman, Marianne Sadar, Raymond Andersen and Bob Rieder entered into a voting agreement with Clarus, the terms of which were described in the Company’s press release dated January 6, 2016.

All securities issued pursuant to the Private Placement are subject to a four month and one day hold period in Canada in accordance with applicable securities laws. Pursuant to a registration rights agreement entered into with each subscriber, the Company will, within 30 days of closing, file a prospectus supplement under its Registration Statement on Form F-10 with respect to resales in the United States, from time to time, of the Common Shares issuable under the Private Placement and the Common Shares issuable upon the exercise of Warrants (the “Warrant Shares”). Upon filing of the prospectus supplement, the Common Shares and Warrant Shares will be freely tradeable in the United States.

A financial advisor provided financial advisory services to the Company in connection with the Private Placement and received a commission on closing.

The Units, Common Shares, Warrants and Warrant Shares have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Contact Information:

David Wood

Chief Financial Officer, ESSA Pharma Inc.

T: 778-331-0962

E: dwood@essapharma.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and/or Canadian securities laws that may not be based on historical fact, including without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements regarding the anticipated use of the proceeds of the Private Placement, the ability of ESSA to explore the activity of EPI-506, the applicability of certain terms of the Voting Agreement, the filing of a prospectus supplement by ESSA and the ability to trade the Common Shares and Warrant Shares in the United States thereafter.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to the market and demand for the securities of ESSA, general business, market and economic conditions, obtaining positive results of clinical trials, obtaining regulatory approvals and the ability of ESSA to file a resale prospectus supplement in the United States.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors including, among others, the general economic and business conditions in the United States, Canada, Europe and the other regions in which ESSA operates, not receiving required regulatory approvals, the inability of ESSA to file a resale prospectus supplement in the United States, and the additional factors discussed in or referred to under the heading “Risk Factors” in ESSA’s Annual Report on Form 20-F for the year ended September 30, 2015 which is available under ESSA’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law. Readers are cautioned against attributing undue certainty to forward-looking statements.